                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                              ---------------------



                                    FORM 11-K


                    ANNUAL REPORT PURSUANT TO SECTION 15 (D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



    FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 COMMISSION FILE NUMBER 1-4858



                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN


    PLAN ADDRESS:                      521 WEST 57TH STREET
                                       NEW YORK, NEW YORK 10019

    ISSUER OF REGISTERED SECURITIES:   INTERNATIONAL FLAVORS & FRAGRANCES INC.
                                       521 WEST 57TH STREET
                                       NEW YORK, NEW YORK 10019

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                     ---------------------------------------

                         RETIREMENT INVESTMENT FUND PLAN
                         -------------------------------

                              FINANCIAL STATEMENTS
                              --------------------

                                       AND
                                       ---

                            SUPPLEMENTARY INFORMATON
                            ------------------------

                   * * * * * * * * * * * * * * * * * * * * * *

                           DECEMBER 31, 2003 AND 2002
                           --------------------------

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN




TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND SUPPLEMENTARY
INFORMATION


Financial Statements:                                                       Page


    Report of Independent Registered Public Accounting Firm                  1

    Statement of Net Assets Available for Plan
       Benefits at December 31, 2003 and 2002                                2

    Statement of Changes in Net Assets Available for Plan
       Benefits for the Years Ended December 31, 2003 and 2002               3

    Notes to Financial Statements                                           4-11

Supplementary Information:

    Schedule H, line 4i - Schedule of Assets (Held at End of Year)           12

    Signature                                                                13

    Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the International Flavors & Fragrances Inc.
Retirement Investment Fund Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

New York, New York
June 14, 2004

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                         December 31,
                          Assets                                 2003                  2002
------------------------------------------------------      --------------        ---------------
Investments at Fair Value:
  International Flavors & Fragrances Inc.
     Common Stock Fund                                      $    9,678,008        $   13,195,915
  Vanguard Long-Term Corporate Fund                              6,280,614             5,999,168
  Vanguard Prime Money Market Fund                              49,316,827            49,961,618
  Vanguard 500 Index Fund                                       44,139,098            33,484,332
  Vanguard U.S. Growth Fund                                     11,715,001             8,499,248
  Vanguard International Growth Fund                             8,204,229             5,332,089
  Vanguard Total Bond Market Index Fund                          7,989,121             6,652,855
  Vanguard Explorer Fund                                         4,968,226             2,134,345
  Vanguard PRIMECAP Fund                                         4,986,598             2,163,616
  Vanguard Asset Allocation Fund                                 2,534,451             1,248,452
  Vanguard Mid-Cap Index Fund                                    3,929,405             2,177,519
  Vanguard Equity Income Fund                                      581,215                     -
Participant Loans                                                3,656,109             4,015,718
                                                            --------------        --------------
                                                               157,978,902           134,864,875

Employer Contributions Receivable                                        -                10,853
Employee Contributions Receivable                                        -                36,842

Accrued Dividends and Interest Receivable                           63,248                85,245
                                                            --------------        --------------

Net Assets Available for Plan Benefits                      $  158,042,150        $  134,997,815
                                                            ==============        ==============

See notes to financial statements

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                               Year Ended December 31,
                                                                          2003                    2002
                                                                     --------------         --------------
Contributions:
  Employer contributions                                             $    2,475,757         $    2,468,610
  Employee contributions                                                  8,434,688              8,932,589
                                                                     --------------         --------------
     TOTAL CONTRIBUTIONS                                                 10,910,445             11,401,199
                                                                     --------------         --------------
Investment Income:
  Dividends and Interest                                                  2,435,740              2,759,815
  Net Appreciation (Depreciation) of Investments                         16,133,844            (15,982,763)
                                                                     --------------         --------------
     TOTAL INVESTMENT GAIN (LOSS)                                        18,569,584            (13,222,948)
                                                                     --------------         --------------
Transfer of plan assets from BBA Plan                                     7,614,622             22,825,525
Other asset transfers                                                             -                526,370
                                                                     --------------         --------------
     TOTAL ADDITIONS                                                     37,094,651             21,530,146
                                                                     --------------         --------------
Benefits Distributed                                                    (14,045,566)            (9,882,858)
Administrative Fees                                                          (4,750)                (5,130)
                                                                     --------------         --------------
     TOTAL DISBURSEMENTS                                                (14,050,316)            (9,887,988)
                                                                     --------------         --------------
Net Change in Participants' Balances During Year                         23,044,335             11,642,158
Net Assets at Beginning of Year                                         134,997,815            123,355,657
                                                                     --------------         --------------
NET ASSETS AT END OF YEAR                                            $  158,042,150         $  134,997,815
                                                                     ==============         ==============





See notes to financial statements

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002


NOTE 1 - DESCRIPTION OF THE PLAN:

         The following description of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for complete information.

A. GENERAL:

         The Plan is a defined contribution plan covering all employees of International Flavors & Fragrances Inc. and its domestic subsidiaries, with the exception of the unionized employees located in Jacksonville, Florida (the "Company"). The plan also covers certain U.S. citizens temporarily assigned to subsidiaries abroad. Effective January 1, 2002, employees of Bush Boake Allen Inc. ("BBA"), which was acquired by the Company effective November 3, 2000, became eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees become eligible to participate in the Plan after 30 days from the first date of employment.


B. ADMINISTRATION OF THE PLAN:

         The Vanguard Fiduciary Trust Co. is the Trustee of the Plan. The Administrative Committee, appointed by the Company's Board of Directors, is responsible for administration of the Plan; the Administrative Committee has appointed the Vanguard Group ("Vanguard") to carry out most of the day-to-day activities of administration.

C. INVESTMENTS:

         The Plan offers participants twelve investment funds:

IFF Common Stock Fund: This fund consists principally of common stock of the Company and cash or cash equivalents deemed necessary for orderly investment in such stock and for anticipated cash requirements.

Vanguard Long-Term Corporate Fund: This fund seeks a high and sustainable level of current income consistent with the maintenance of principal and liquidity by investing in a diversified portfolio of long-term investment-grade bonds.

Vanguard Prime Money Market Fund: This fund seeks maximum current income, preservation of capital and liquidity by investing in a portfolio of money market instruments. The portfolio is designed to maintain a constant $1.00 share value. An investment in the money market fund is neither insured nor guaranteed by the U.S. Government, and there is no assurance that the fund will be able to maintain a stable net asset value of $1.00 per share.

Vanguard 500 Index Fund: This fund seeks investment results that parallel the performance of the Standard & Poor's 500 Composite Stock Price Index. The fund is expected to provide investors with long-term capital growth as well as a reasonable level of current income.

Vanguard U.S. Growth Fund: This fund seeks long-term capital appreciation by investing in common stocks of companies with above-average growth potential. Current income is incidental.

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

Vanguard International Growth Fund: This fund seeks long-term capital growth by investing in common stocks of companies based outside the United States that have above-average growth potential.

Vanguard Total Bond Market Index Fund: This fund seeks investment results that parallel the performance of the Lehman Aggregate Bond Index.

Vanguard Explorer Fund: This fund seeks to provide long-term capital growth by investing in a diversified portfolio of small-company stocks with prospects for above-average growth.

Vanguard PRIMECAP Fund: This fund seeks to provide long-term capital growth by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions and skilled management teams. This fund also may invest in companies with below-average earnings but bright prospects for earnings growth.

Vanguard Asset Allocation Fund: This fund seeks long-term growth of capital and income by investing in common stocks, long-term U.S. Treasury bonds and money market instruments. The mix, or allocation, of the three types of assets changes from time to time depending on which mix appears to offer the best combination of expected returns and risk.

Vanguard Mid-Cap Index Fund: This fund seeks to parallel the performance of the Standard & Poor's MidCap 400 index, which comprises a market-weighted group of medium-sized U.S. companies.

Vanguard Equity Income Fund: This fund seeks to provide an above average level of current income and reasonable long-term capital appreciation by mainly investing in dividend-paying common stocks of established medium-size and large U.S. companies.

D. CASH OR DEFERRED WAGE AND SALARY CONVERSION AGREEMENTS:

         Each participant enters into a Cash or Deferred Wage and Salary Conversion Agreement ("CODA") with the Company, pursuant to which his or her Plan contributions are made. Such agreement specifies the portion of the participant's compensation, as defined in the Plan, during each Plan year that the participant elects to forego and have contributed by the Company to the participant's account with the Plan. Any such election remains in effect until changed by the participant. The Administrative Committee may limit the amounts specified in such agreements to ensure compliance with the antidiscrimination standards of Section 401(k) of the Internal Revenue Code (the "Code"). Subject to these limitations, participants may contribute up to 30% of their annual base wages, before bonuses and overtime, up to the maximum amount permitted under the Code. Amounts in excess of Code limits may, at the election of the participant, either be contributed to the Plan on an after-tax basis or, if the participant is eligible, treated as contributions to the Company's Deferred Compensation Plan ("DCP").

E. COMPANY CONTRIBUTIONS:

         The Company matches 50% of the first 6% of the participant's compensation, as defined, that a participant contributes to the Plan, whether on a deferred or after-tax basis, or that is treated as a contribution to the DCP, as described in Section D above.

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

F. VESTED BENEFITS:

         All participants who were employed by the Company on December 31, 2000 continue to vest immediately in their contributions and the Company's matching contributions, plus earnings on all contributions. A participant whose employment with the Company commences on or after January 1, 2001 vests immediately in his or her contributions to the Plan plus earnings thereon. He or she vests in the Company's matching contributions and the earnings thereon after three years of continuous credited service. At December 31, 2003 and 2002, forfeited nonvested amounts approximated $43,000 and $154,000, respectively. These amounts will be used to reduce future employer contributions.

G. INDIVIDUAL ACCOUNTS:

         A separate account is established and maintained for each active and former participant. Former participants are those who have terminated employment and have not yet received final payment of their account. The participant's contributions and the Company's matching contribution are credited to the specific participant's account. The participant's contributions and the Company's matching contributions are invested in one or more of the Plan's funds as directed by the participant.

         Participants' accounts are maintained on a unit basis for the IFF Common Stock Fund, and on a share basis for all other funds.

         Interest earned and dividends paid are credited to each participant's account based on accumulated daily account balances and reinvested in the respective fund.

H. TRANSFERS BETWEEN FUNDS:

         Participants may transfer all or a portion of their balance in any fund of the Plan to an alternative fund of the Plan. However, participants are only permitted to make four exchanges per fund during any twelve-month period. Exchanges must be in increments of 5%. Participants may make these transfers on a daily basis by contacting Vanguard.

I. LOANS AND IN-SERVICE WITHDRAWALS:

         Participants may borrow from the Plan as described in Note 4. A participant may withdraw all or a portion of his or her balances if bona fide financial necessity can be demonstrated to the Plan's Administrative Committee. A participant who makes a hardship withdrawal is limited by the Internal Revenue Code as to the amount of CODA contribution he or she may make for the taxable year following the year of the withdrawal. The amounts of in-service withdrawals are limited by government regulation to amounts contributed under CODA agreements and earnings on such contributions.

J. ROLLOVER CONTRIBUTIONS:

         Participants who receive eligible rollover distributions from another qualified plan may roll that distribution over into the Plan. Eligible rollover distributions are those that come directly from either another qualified retirement plan or an Individual Retirement Account ("IRA") which was set up to hold a distribution from another qualified retirement plan on a temporary basis. Rollover amounts can only include pretax contributions, plus any untaxed earnings thereon. All rollovers from the IRA must be made within one year of original distribution from the qualified retirement plan.

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

K. BENEFIT PAYMENTS:

         On termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive benefits based on one of the following options:

     o  A lump-sum payment;

     o  Periodic payments;

     o  A 50% joint and survivor annuity to a married participant; or

     o  A single life annuity.

         Lump sum or installment payments may be made in cash or securities at the direction of the Plan's Trustee. When periodic payments are elected, a participant's interest remains in the Plan and continues to receive allocations of earnings and losses until distribution.

L. TERMINATION OF PLAN:

         The Company may terminate the Plan at any time. In such event, the total amounts in participants' accounts shall continue in the trust for their benefit and shall be paid to them or their designated beneficiaries, as described in Section K above, upon retirement, death, disability or termination of employment. At the present time, the Company has no intention to terminate the Plan.

M. PLAN AMENDMENTS:

         Effective January 1, 2002, the Company amended the Plan to take advantage of certain changes permitted under the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRAA"), and to increase the maximum percentage of compensation that a participant is permitted to defer under the Plan.

         The Plan was amended as follows:

         o The elective deferral percentage a participant can make increased from 20% to 30% of compensation;

         o The limit on compensation was increased to $200,000 and is indexed thereafter;

         o The limit on elective deferrals was increased to the maximum allowable under EGTRAA including catch-up contributions by all employees who are eligible to make elective deferrals under the Plan and who will have reached age 50 before close of the Plan year;

         o The limit on annual additions increased to the lesser of $40,000 or 100% of compensation;

         o The suspension period after a hardship withdrawal is made was reduced from 12 months to 6 months; and

         o Rollover contributions from Internal Revenue Code Section 403(b) and governmental 457(b) plans are accepted.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

         The following is a summary of the significant accounting policies followed by the Plan:

A. METHOD OF ACCOUNTING:

         The Plan's financial statements are prepared on the accrual basis of accounting.

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

B.  VALUATION OF INVESTMENTS:

         Investments, other than money market funds and participants' loans, are stated at fair value based on published quotations. Money market funds and participants' loans are stated at cost, which approximates fair value.

C. SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME:

         Security transactions are recorded on the trade date; interest income is recorded on the accrual basis; dividend income is recorded on the ex-dividend date.

D. ADMINISTRATIVE EXPENSES:

         All expenses that arise in connection with the administration of the Plan are paid by the Company except for loan administration fees (see Note 4), brokerage fees and advisory fees. Brokerage fees are included in the cost of investments when purchased and are deducted from proceeds received in determining realized gains and losses on investments sold. Investment advisory fees for the management of the Vanguard funds are paid directly from fund earnings.

E. CONTRIBUTION INCOME:

         Company contributions are recognized during the same period in which the Company makes payroll deductions from the participants' earnings for the participant contributions. Contributions made in accordance with participants' CODA agreements (see Note 1-D) are recognized during the period in which the Company makes payroll deductions from the participants' earnings.

F. BENEFIT OBLIGATIONS:

         Benefits are recorded when paid.

G. RISKS AND UNCERTAINTIES:

         The Plan provides for various investment options in any combination of investment funds described in Note 1-C. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants' account balances and the amounts reported in the financial statements.

H. USE OF ESTIMATES:

         The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Actual results could differ from those estimates.

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

NOTE 3 - TAX STATUS:

         The Internal Revenue Service has determined and informed the Company by a letter dated August 22, 2001 that the Plan is designed in accordance with applicable sections of the Code. Since the date of the most recent request for determination to the Internal Revenue Service, the Company has made certain amendments to the Plan. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


NOTE 4 - PARTICIPANT LOANS:

         Upon application, the Trustees may make a loan to a participant in an amount not exceeding 50% of the balance in the participant's account, or $50,000, with a minimum loan of $1,000. Such loan is allocated, as applicable, among the twelve funds in proportion to the participant's balance in each. The loans are collateralized by the balance in the participants' accounts and bear interest at a rate equal to the Citibank, N.A. prime rate, plus 1/2 percent, but in no case in excess of the legal rate of interest. Loans are subject to a loan origination fee of $30, which is deducted from the loan proceeds. In addition, participants with outstanding loans are subject to an annual administrative fee of $10, which is deducted from their respective accounts each July, except for the first year of the loan.

         Interest rates on outstanding participant loans at December 31, 2003 and 2002 range from approximately 4.5% to approximately 10.0%.


NOTE 5 - RELATED PARTY TRANSACTIONS:

         Certain Plan investments consist of units in investment funds managed by Vanguard. Vanguard is a party-in-interest as defined by ERISA.

         The IFF Common Stock Fund invests in shares of the Company's stock. The fund is designed as a means for employees to participate in the potential long-term growth of the Company.


NOTE 6 - TRANSFER OF ASSETS FROM THE BUSH BOAKE ALLEN INC. EMPLOYEES SAVINGS AND INVESTMENT PLAN:

         Effective October 31, 2003, the non-union salaried employees of The Bush Boake Allen Inc. Employees Savings and Investment Plan ("BBA Plan") located in Jacksonville, Florida became eligible to participate in the Plan. Service with BBA counts towards vesting service in the Plan. Accordingly, on November 3, 2003 total assets of $7,614,622 were transferred from the BBA Plan and invested in the Plan.

         Effective January 1, 2002 the salaried employees of the BBA Plan, excluding those located in Jacksonville, Florida, became eligible to participate in the Plan. Service with BBA counts towards vesting service in the Plan. Accordingly, on January 2, 2002 total assets of $22,825,525 were transferred from the BBA Plan and invested in the Plan. Subsequently, an additional $526,370 was transferred from the BBA Plan and invested in the Plan.

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

NOTE 7 - NET APPRECIATION/(DEPRECIATION) ON INVESTMENTS:

         The net appreciation/(depreciation) in the fair value of investments (including gains and losses on investments sold during the year) was as follows:


                            YEAR ENDED DECEMBER 31, 2003

                                           International
                                             Flavors &                                 Net
                                          Fragrances Inc.                          Appreciation/
                                         Common Stock Fund     Mutual Funds       (Depreciation)
                                         -----------------     ------------       --------------
IFF Common Stock Fund                      $     (193,992)     $         --        $    (193,992)
Vanguard Long-Term Corporate Fund                                    21,235               21,235
Vanguard 500 Index Fund                                           8,803,696            8,803,696
Vanguard U.S. Growth Fund                                         2,268,511            2,268,511
Vanguard International Growth Fund                                1,869,991            1,869,991
Vanguard Total Bond Market Index Fund                              (53,261)             (53,261)
Vanguard Explorer Fund                                            1,180,677            1,180,677
Vanguard PRIMECAP Fund                                            1,025,532            1,025,532
Vanguard Asset Allocation Fund                                      346,290              346,290
Vanguard Mid-Cap Index Fund                                         829,895              829,895
Vanguard Equity Income Fund                                          35,270               35,270
                                           --------------      ------------       --------------
                     Total                 $     (193,992)     $ 16,327,836       $   16,133,844
                                           ==============      ============       ==============

                                YEAR ENDED DECEMBER 31, 2002

                                            International
                                              Flavors &                               Net
                                           Fragrances Inc.                        Appreciation/
                                          Common Stock Fund      Mutual Funds    (Depreciation)
                                          -----------------      ------------    --------------
IFF Common Stock Fund                      $     2,197,295     $            --   $     2,197,295
Vanguard Long-Term Corporate Fund                                      331,753           331,753
Vanguard 500 Index Fund                                           (10,696,118)      (10,696,118)
Vanguard U.S. Growth Fund                                          (4,683,451)       (4,683,451)
Vanguard International Growth Fund                                 (1,263,129)       (1,263,129)
Vanguard Total Bond Market Index Fund                                  147,470           147,470
Vanguard Explorer Fund                                               (705,814)         (705,814)
Vanguard PRIMECAP Fund                                               (624,496)         (624,496)
Vanguard Asset Allocation Fund                                       (166,121)         (166,121)
Vanguard Mid-Cap Index Fund                                          (520,152)         (520,152)
                                           ---------------     --------------    --------------
                     Total                 $     2,197,295     $  (18,180,058)   $  (15,982,763)
                                           ===============     ==============    ==============

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

NOTE 8 - PLAN INVESTMENTS REPRESENTING 5% OR MORE OF THE PLAN'S NET ASSETS:

         Investments at fair value that represent 5% or more of the Plan's net assets at December 31, 2003 and 2002 were as follows:

                                                       2003             2002
                                                       ----             ----
Common Stock Fund:
  International Flavors & Fragrances Inc.           $ 9,678,008    $ 13,195,915

Mutual Funds:
  Vanguard Prime Money Market Fund                   49,316,827      49,961,618
  Vanguard 500 Index Fund                            44,139,098      33,484,332
  Vanguard U.S. Growth Fund                          11,715,001       8,499,248
  Vanguard International Growth Fund                  8,204,229           *
  Vanguard Total Bond Market Index Fund               7,989,121           *


* Fair Value of funds did not represent 5% or more of plan assets at December 31, 2002.

                            SUPPLEMENTARY INFORMATION
                            -------------------------

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                     ---------------------------------------

                         RETIREMENT INVESTMENT FUND PLAN
                         -------------------------------

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
         --------------------------------------------------------------

                                DECEMBER 31, 2003
                                -----------------


                                                                                                              Fair
ISSUE                                         DESCRIPTION                                Cost                 Value
------------------------------------------    -----------------------------------   --------------       --------------
International Flavors & Fragrances Inc.  *    Common stock                          $    8,373,889       $    9,678,008

Vanguard Long-Term Corporate Fund  *          Mutual Fund                                6,025,420            6,280,614

Vanguard Prime Money Market Fund  *           Mutual Fund                               49,316,827           49,316,827

Vanguard 500 Index Fund  *                    Mutual Fund                               39,018,645           44,139,098

Vanguard U.S. Growth Fund *                   Mutual Fund                               17,650,990           11,715,001

Vanguard International Growth Fund *          Mutual Fund                                8,247,548            8,204,229

Vanguard Total Bond Market Index Fund *       Mutual Fund                                7,858,843            7,989,121

Vanguard Explorer Fund *                      Mutual Fund                                4,326,974            4,968,226

Vanguard PRIMECAP Fund *                      Mutual Fund                                4,570,258            4,986,598

Vanguard Asset Allocation Fund *              Mutual Fund                                2,319,980            2,534,451

Vanguard Mid-Cap Index Fund *                 Mutual Fund                                3,414,283            3,929,405

Vanguard Equity Income Fund *                 Mutual Fund                                  546,137              581,215

Participant Loans                             Varying maturity dates through
                                              11/30/2013, interest ranging from
                                              4.5% to 10.0% per annum                            -            3,656,109
                                                                                    --------------       --------------

                                                  TOTAL INVESTMENTS                 $  151,669,794       $  157,978,902
                                                                                    ==============       ==============


* Denotes party-in-interest

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                         INTERNATIONAL FLAVORS & FRAGRANCES INC.
                                         RETIREMENT INVESTMENT FUND PLAN


DATE: JUNE 28, 2004                      BY: /S/ DENNIS M. MEANY
                                             -------------------
                                             DENNIS M. MEANY
                                             MEMBER, ADMINISTRATIVE COMMITTEE



                                         BY: /S/ DOUGLAS J. WETMORE
                                             ----------------------
                                             DOUGLAS J. WETMORE
                                             MEMBER, ADMINISTRATIVE COMMITTEE

                                  EXHIBIT INDEX


Exhibit No.                       Description

23.1                              Consent of PricewaterhouseCoopers LLP